

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 1, 2010

Mr. Stephen C. Larkin
Chief Financial Officer
Bayou City Exploration, Inc.
632 Adams, Suite 700
Bowling Green, Kentucky 42101

>   **Re: Bayou City Exploration, Inc.**
>   **Form 10-K for Fiscal Year Ended December 31, 2009**
>   **Filed March 31, 2010**
>   **File No. 0-27443**

Dear Mr. Larkin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Management's Discussion and Financial Analysis of Financial Condition, page 7

Critical Accounting Policies and Estimates, page 8

Oil and Gas Reserves, page 8

1.   Please revise your definition of proved reserves and reference to Regulation S-X to be consistent with Rule 4-10(a)(22).

Impairments, page 9

2.   We note your disclosure stating that you calculate impairment expense based on the difference between the net book value of the asset and the discounted future net cash flows estimated utilizing a 10% discount rate, as required by FASB ASC 932-235. However, FASB ASC 932-235 does not provide guidance regarding the impairment of oil and gas properties, nor does it specify a discount rate to be used. Please revisit the guidance in FASB ASC 932-360-35 and 360-10-35, and revise your policy under this heading, and in Note 1, accordingly. After reviewing this guidance, please tell us if the application of this guidance results in an impairment of your oil and gas properties for the periods presented.

Financial Statements, page F-1

Statements of Operations, page F-3

3.   We note you have presented the loss on the sale of an asset in the amount of $22,129 within "Other Income (Expense)" in your Statement of Operations for the year ended December 31, 2008. However, according to FASB ASC 360-10-45-5, gains and losses recognized on the disposal of long-lived assets that are not part of a component of an entity should be included within the presentation of income from operations, if presented. Please revise your Statements of Operations accordingly. This issue also applies to your Form 10-Q for the fiscal quarter ended June 30, 2010.

4.   We note you report an amount identified as 'Forgiveness of debt' for the years ended December 31, 2009 and 2008. As it appears all your debts are with related parties, please tell us how you considered the guidance in ASC 470-50-40-2 which explains that "extinguishment transactions between related entities may be in essence capital transactions."

Supplemental Information on Oil and Gas Exploration and Production Activities, page F-17

5.   We note your disclosure stating that your participation in three current producing wells is very small, and no other participants are publically traded companies; therefore, they do not need a reserve report prepared in accordance with criteria prescribed by the SEC. Further, you state that attaining a reserve report solely for SEC disclosure purposes is cost prohibitive; therefore, you have chosen not to disclose proven oil and gas reserves in your report.

However, it appears your oil and gas activities continue to meet the definition of "Significant Activities" in FASB ASC 932-235-20 requiring the information in paragraphs 2 through 36 of FASB ASC 932-235-50 to be disclosed. Please revise your filing to comply with this Standard, as well as the applicable disclosures required by Subpart 1200of Regulation S-K. If you believe your oil and gas activities do not meet the definition of significant as prescribed by FASB ASC 932-235-20, please provide us with an analysis to support your conclusion.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and all applicable Exchange Act rule require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tracie Towner at (202) 551-3744, or Mark Wojciechowski at (202) 551-3759, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark Shannon
Branch Chief